                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            JERRY'S FAMOUS DELI, INC.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, no par value

                          -----------------------------
                         (Title of Class of Securities)


                                  476 523 105
                          -----------------------------
                                 (CUSIP Number)


                               Kenneth J. Abdalla
                            Waterton Management, LLC
                          10000 Santa Monica Boulevard
                         Los Angeles, California 90067
                                 (310) 789-7200

                          -----------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 14, 1997
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 11 Pages)

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                     PAGE 2 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            JERRY'S INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,000,000 SHARES (2,000,000 MAXIMUM)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,000,000 SHARES (2,000,000 MAXIMUM)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,000,000 SHARES (2,000,000 MAXIMUM)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.4% (15.5% MAXIMUM)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                     PAGE 3 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            YUCAIPA WATERTON DELI INVESTORS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,248,478.7 SHARES (1,915,145.3 MAXIMUM)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,248,478.7 SHARES (1,915,145.3 MAXIMUM)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,248,478.7 SHARES (1,915,145.3 MAXIMUM)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.3% (14.9% MAXIMUM)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                     PAGE 4 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            WATERTON MANAGEMENT, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,372,499.7 SHARES (6,539,166.3 MAXIMUM)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,372,499.7 SHARES (6,539,166.3 MAXIMUM)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,372,499.7 SHARES (6,539,166.3 MAXIMUM)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.6% (37.5% MAXIMUM)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     476 523 105                                     PAGE 5 OF 11

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

            KENNETH J. ABDALLA
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,620,978.3 SHARES (8,454,311.7 SHARES MAXIMUM)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          4,620,978.3 SHARES (8,454,311.7 SHARES MAXIMUM)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,620,978.3 SHARES (8,454,311.7 MAXIMUM)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.8% (43.7% MAXIMUM)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

ITEM 1           SECURITY AND ISSUER.

     This Amendment No. 2 (this "Amendment") to the Schedule 13D (the "Initial Filing") is being filed to reflect, among other things, the conversion of Series A Preferred Stock (non-voting) held by the Reporting Persons into shares of Series B Preferred Stock (voting) of Jerry's Famous Deli, Inc., a California corporation (the "Company"), which has its principal executive offices at 12711 Ventura Blvd., Suite 4000, Studio City, California 91604. This Amendment also reflects that one of the Reporting Persons has converted shares of the Company's Series A Preferred Stock into shares of the Company's Common Stock, no par value ("Common Stock") and that Kenneth J. Abdalla, a Reporting Person, has been elected to a seat on the Board of Directors of the Company.

ITEM 2           IDENTITY AND BACKGROUND.

     (a) This Amendment is being filed jointly by the Reporting Persons, which are Yucaipa Waterton Deli Investors, LLC, a Delaware limited liability company ("Deli Investors"), Waterton Management, LLC, a Delaware limited liability company ("Waterton"), Jerry's Investors, LLC, a Delaware limited liability company ("Jerry's Investors") and Kenneth J. Abdalla, an individual.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067.

     (c) - (e)   There has been no change in the information set forth under
Items 2(c) through 2(e) in Amendment No. 1 to the Initial Filing, dated November 4, 1996 ("Amendment No. 1").

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     There has been no change in the information set forth under Item 3 in Amendment No. 1.

ITEM 4           PURPOSE OF TRANSACTION.

     There has been no change in the information set forth under Item 4 in the Initial Filing.

ITEM 5           INTEREST IN SECURITIES OF THE ISSUER.

     (a) Deli Investors owns 4,000 shares of Series B Preferred Stock (the "Series B Preferred Stock"), 516,813 shares of Common Stock, and warrants (the "Warrants") to purchase 65,000 shares of Common Stock of the Company. Jerry's Investors owns 6,000 shares of Series B Preferred Stock, and Waterton owns 65,000 Warrants. In addition, pursuant to letter agreements dated August 22, 1996 and November 4, 1996 (the "Option Letters"), Waterton has been granted options to acquire (i) an additional 7,000 shares of Series B Preferred Stock and Warrants to acquire an additional 75,833 shares of Common Stock for an aggregate consideration of $7,000,100 and (ii) an additional 6,000 shares of Series B Preferred Stock and Warrants to acquire an additional 65,000 shares of Common Stock for an aggregate consideration of $6,000,100. The periods in which such options are exercisable have been extended pursuant to the terms of the Option Letters because of a delay in the receipt of certain required approvals (see Item 6 of the Initial Filing).





                              (Page 6 of 11 Pages)

     The Series B Preferred Stock is convertible at the option of the holder into shares of Common Stock, and will automatically convert into Common Stock on August 30, 1999. Each share of Series B Preferred Stock will convert into a number of shares of Common Stock to be determined by dividing its Designated Value (equal to $1,000 per share plus accrued and unpaid dividends) by the product of (i) the average closing bid price for the Common Stock on the preceding five trading days (the "Closing Price") and (ii) .83; provided however, that in no event shall the product of such two items be less that $3.00 or greater that $6.00 for purposes of any conversion. The Warrants are exercisable prior to August 22, 1999 at the price of $1.00 per share (subject to customary anti-dilution adjustments).

     Pursuant to such conversion and exercise provisions, (i) Deli Investors may be deemed to beneficially own a minimum of 1,248,478.7 shares (10.3%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 1,915,145.3 shares (14.9%) of the Company's Common Stock and (ii) Jerry's Investors may be deemed to beneficially own a minimum of 1,000,000 shares (8.4%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 2,000,000 shares (15.5%) of the Company's Common Stock.

     As a result of Waterton's status as the manager of Jerry's Investors, Waterton has the ability to vote and dispose its holdings, and consequently may be deemed to beneficially own all of the Common Stock issuable upon exercise of the Series B Preferred Stock beneficially owned by Jerry's Investors.
Pursuant to the conversion and exercise provisions (as described above) of the Series B Preferred Stock and Warrants, Waterton may be deemed to beneficially own a minimum of 3,372,499.7 shares (23.6%) of the Company's Common Stock, and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 6,539,166.3 shares (37.5%) of the Company's Common Stock.

     As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, and Waterton's status as the manager of Jerry's Investors, Mr. Abdalla has the ability to vote and dispose the holdings of all three entities, and consequently may be deemed to beneficially own all of the Common Stock issuable upon exercise of the Series B Preferred Stock and Warrants beneficially owned by Deli Investors, Waterton and Jerry's Investors. This would represent beneficial ownership of a minimum of 4,620,978.3 shares (29.8%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 8,454,311.7 shares (43.7%) of the Company's Common Stock.

     (b) As a result of Waterton's status as the manager of Jerry's Investors, Waterton may be deemed to have shared dispositive and voting power with respect to the minimum of 1,000,000 shares (8.4%) and the maximum of 2,000,000 shares (15.5%) of the Company's Common Stock which may be deemed to be beneficially owned by Jerry's Investors. As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, and Waterton's status as the manager of Jerry's Investors, Mr. Abdalla may be deemed to have shared dispositive and voting power with respect to the minimum of 1,248,478.7 shares (10.3%) and the maximum of 1,915,145.3 shares (14.9%) of the Company's Common Stock which may be deemed to be beneficially owned by Deli Investors, the minimum of 1,000,000 shares (8.4%) and the maximum of 2,000,000 shares (15.5%) of the Company's Common Stock which may be deemed to be beneficially owned by Jerry's Investors, and the minimum of 3,372,499.7 shares (23.6%) and the maximum of 6,539,166.3 shares (37.5%) of the Company's Common Stock which may be deemed to be beneficially owned by Waterton.

     (c) In a series of transactions between December 6, 1996 and December 10, 1996, pursuant to the terms of the Second Amended and Restated Certificate of Determination of Rights and Preferences





                              (Page 7 of 11 Pages)
of Series A Preferred Stock of the Company, Deli Investors converted 2,000 shares of Series A Preferred Stock of the Company (the "Series A Preferred Stock") to 516,812 shares of Common Stock at an average price of $3.8699 per share.

     On December 31, 1996, Kenneth J. Abdalla, a Reporting Person, was elected to the Company's Board of Directors pursuant to the terms of a letter agreement dated August 22, 1996 (the "First Option Letter").

     On January 14, 1997, all of the shares of Series A Preferred Stock held by the Reporting Persons were converted, pursuant to a letter agreement between the Company and Waterton, dated August 22, 1996 (the "Preferred Stock Voting Letter"), to an equal number of shares of Series B Preferred Stock. The Series B Preferred Stock is identical to the Series A Preferred Stock except that the Series B Preferred Stock has the right to vote on all matters which are presented to holders of Common Stock for a vote.

     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

     (e)         Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the following, there has been no change in the information set forth under Item 6 in Amendment No. 1.

     In a series of transactions between December 6, 1996 and December 10, 1996, Deli Investors converted 2000 shares of Series A Preferred Stock to 516,812 shares of Common Stock. On December 31, 1996, Kenneth J. Abdalla, a Reporting Person, was elected to the Company's Board of Directors pursuant to the terms of the First Option Letter.

     On January 14, 1997, all of the shares of Series A Preferred Stock held by the Reporting Persons were converted, pursuant to the Preferred Stock Voting Letter, to an equal number of shares of Series B Preferred Stock. The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Certificate of Determination of Rights and Preferences of Series B Preferred Stock (the "Series B Certificate"). The Series B Certificate has been filed as an exhibit to this Amendment and is hereby incorporated by reference.

     The terms of the Reporting Persons' investment in the Company, including the agreements applicable thereto, are described in detail in the Initial Filing and Amendment No. 1, and reference is made to such documents for further information applicable to the transactions discussed in this Amendment.

     Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option





                              (Page 8 of 11 Pages)
arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.       Joint Filing Agreement dated as of  February 19,
                          1997.

         Exhibit 2. Certificate of Determination of Rights and Preferences of Series B Preferred Stock of Jerry's Famous Deli, as filed with the Secretary of State of California.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 19, 1997              Yucaipa Waterton Deli Investors, LLC
                                       Waterton Management, LLC



                                       By: /s/ KENNETH J. ABDALLA
                                          ------------------------------------
                                       Name: Kenneth J. Abdalla
                                       Title:   Manager


Dated:  February 19, 1997              Jerry's Investors, LLC

                                       By: Waterton Management, LLC
                                       Title:   Manager



                                       By: /s/ KENNETH J. ABDALLA
                                          ----------------------------------
                                       Name: Kenneth J. Abdalla
                                       Title:   Manager


Dated:  February 19, 1997               Kenneth J. Abdalla



                                        By: /s/ KENNETH J. ABDALLA
                                           -------------------------------





                              (Page 9 of 11 Pages)

                                 EXHIBIT INDEX


Exhibit 1.       Joint Filing Agreement dated as of February 19, 1997.

Exhibit 2. Certificate of Determination of Rights and Preferences of Series B Preferred Stock of Jerry's Famous Deli, as filed with the Secretary of State of California.





                             (Page 10 of 11 Pages)